March 6, 2008

Jennifer Gowetski
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:	Essex Property Trust, Inc.
Definitive 14A
Filed April 3, 2007
File No. 001-13106

Dear Ms. Gowetski:

This letter is a follow up to our letter of January 24, 2008 to the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).

In this letter, we have recited the comments from the Staff in its December 7, 2007 letter in italicized, bold type and have followed the comments with the Company’s supplemental response in regular type.

1.
We note your response to comment no. 5 and that each named executive officer also has individual performance goals and some have business unit goals.  Please revise your disclosure to provide additional detail and analysis of how individual performance contributed to actual compensation paid to the named executive officers.  For example, please describe the specific individual performance goals and business unit goals.  See Item 402(b)(2)(vii) of Regulation S-K.  Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such goals is not required because it would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b).  To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Supplemental Response:  We responded to the above comment in our letter of January 24, 2008.  Based on subsequent telephone discussions with the Staff, we wish to supplement our response as follows:

We supplementally advise the Staff that with respect to Mr. Schall, one of his individual performance goals for 2007 included monitoring the performance of regional property managers so that they achieve their budgeted plans with respect to occupancy levels, rent amounts and overall net income.  The achievement or non-achievement of the budgeted plans by the regional managers neither qualifies nor disqualifies Mr. Schall for a bonus, and Essex does not use a formula that translates such results into a dollar bonus for Mr. Schall.  Instead, the results of Mr. Schall’s efforts in monitoring the regional property managers is a factor that will be considered in determining his bonus, but it is just one of many factors, and his bonus will depend on corporate performance goals as well as various subjective factors.

We will amend the disclosure in our January 24th letter, with respect to Mr. Schall and his individual performance goals and business unit goals to the following:

•
“Mr. Schall, Chief Operating Officer:  Monitor performance of regional property managers’ vis-à-vis each of their budgeted business plans; identify officer to lead operations group; and continue succession plan implementation.”

The disclosure in the bullet point above will be set forth in future proxy filings and updated as needed.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/  Michael T. Dance

Michael T. Dance
Executive Vice President  & Chief Financial Officer
Essex Property Trust, Inc.

cc:           Keith Guericke, Essex Property Trust, Inc.
Stephen Schrader, Baker & McKenzie, LLP

Jennifer Gowetshi March 6, 2008	Page 2
925 East Meadow Drive Palo Alto California 94303    telephone 650 494 3700    facsimile 650 858 0139
www.essexpropertytrust.com